Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 18, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, November 18, 2004

NINE-MONTH 2004 RESULTS
Earnings per Share up 39%

	Nine Months
Euros in Millions (except EPS and E/ADS)	2004	2003	Change

• Backlog at September 30	5,817	7,526	-22.7%
• Revenues	3,825	3,420	+11.8%
• Income from Operations (EBITA)	196	169	+15.8%
• Net Income	6	(16)	ns
• Net Income before Non-Operating Items and Goodwill Amortization	106.7	74.1	+44.0%
• Fully Diluted EPS (€)	4.04	2.91	+38.8%
• Fully Diluted E/ADS ($)	1.25	0.90	+38.8%

On November 17, 2004, the Board of Directors of Technip approved the non-audited third quarter and nine-month 2004 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “The significant improvement in the nine-month 2004 results is in-line with this year’s projections, even though we have incurred additional costs related to increased raw material prices and last May’s new Eurobond issue. Our full-year targets should be reached.

Since the beginning of the year, the level of order intake in our SURF business has been satisfactory. In other activities, where the actual start-up of many projects has been delayed, the pace of order intake has remained slow. This has led to a decline in the backlog compared to its high level one year ago. Nonetheless, the prospects in terms of contract awards have rarely been as promising as they are today, which gives us confidence for the future.

At present, Technip is working on requests for bids that often involve large-scale LNG, GTL, offshore and petrochemical contracts. Looking beyond these, the strong growth in the global demand for oil and gas combined with a constrained world energy supply should lead to an acceleration of deep water offshore, heavy oil and new gas developments. Given its positioning both in terms of business segments and regions, Technip is well placed to take part in this new investment wave.

In the interest of its shareholders, the Group has decided to pay a portion of next year’s dividend in the amount of 2.00 euros (with an associated dividend tax credit, or French avoir fiscal, of 1.00 euro) prior to December 31, 2004 after which time the avoir fiscal ends. This is a one-time measure and should in no way be interpreted as a change in the Group’s longstanding dividend policy.”

I. OPERATIONAL HIGHLIGHTS

During the first nine months of 2004, Technip’s order intake was EUR 2,715 million. Listed below are the main contracts that came into force during the period along with their approximate values (Technip’s share):

  two contracts awarded by Woodside Energy Ltd. as part of the Otway Gas Project which include the subsea development of the Geographe and the Thylacine gas fields, both located offshore Australia as well as the associated onshore gas plant (EUR 200 million);

  a contract awarded by Nigeria LNG Ltd. for the engineering, procurement and construction of the NLNG Six project at its existing liquefied natural gas facility;

  several contracts for hydrogen plants located in North America, the Middle East and Northern Europe (USD 257 million);

  a contract awarded by BP for the development of the Greater Plutonio field, located offshore Angola in Bloc 18, between 1,200 and 1,500 m water depth (EUR 143 million);

  a contract awarded by Petrobras for the engineering and construction of the P-51 semi-submersible production platform (USD 160 million);

  a contract awarded by Kerr-McGee Corp. for the engineering and construction of a SPAR floating production platform for the Constitution field in the Gulf of Mexico;

  three contracts awarded by BG Group / Amerada Hess, Petro-Canada and Kerr-McGee for field developments in the UK North Sea (EUR 60 million);

  a contract awarded by Woodside Energy Ltd. for the development of the Enfield oil field located offshore Western Australia in the Carnarvon Basin (EUR 50 million);

  two contracts awarded by Shell and Eni for sub sea developments (Pierce and Stirling, respectively) in the UK North Sea (EUR 26 million);

  a contract awarded by Dow Chemical Company and Petrochemical Industries Company to provide engineering services for a new ethylene plant to be constructed in Shuaiba, Kuwait; and

  a Front End Engineering Design (FEED) service contract awarded by ChevronTexaco for the development of the Tahiti Project facilities in deep water Gulf of Mexico.

In the SURF business, the nine-month 2004 order intake of EUR 1,073 million matched revenues of EUR 1,068 million during the same period.

As of September 30, 2004, the backlog1 amounted to EUR 5,817 million (which is equivalent to approximately 14 months of revenues) versus EUR 7,526 million registered at September 30, 2003. Currency variations and changes in the scope of consolidation combined to reduce the backlog by approximately EUR 310 million. The Offshore backlog was EUR 2,647 million, while the Onshore-Downstream and Industries combined backlog was EUR 3,170 million. The percentage of SURF contracts continued to increase in proportion to the Group’s consolidated backlog, reaching 31% compared to 28% one year and 21% two years ago.

1 The remaining portion of contracts in force.

II. FINANCIALS

Nine Months 2004

A) Income Statement

Revenues during the first nine months of 2004 were EUR 3,825 million, an increase of 11.8% compared to the same period in 2003 (EUR 3,420 million). Offshore revenues during the period were EUR 1,852 million, a year-on-year growth of 16.3%. Of this total, EUR 1,073 million were related to the subsea umbilicals, risers and flowlines (SURF) activity (an increase of 13.8%), while Facilities revenues amounted to EUR 779 million (up 20.0%). Onshore-Downstream revenues rose 15.4% to EUR 1,782 million. Industries revenues were EUR 191 million and are not comparable to the same nine-month period in 2003 due to a change in the scope of consolidation.

Income from operations (EBITA) for the first nine months of 2004 was EUR 196.1 million, a 15.8% increase versus EUR 169.4 million reported for the same period one year ago. The Group EBITA margin for the period improved to 5.1%, compared to 5.0% last year. The SURF margin rose sharply to 10.1% compared to 6.8% during the same first nine months of 2003. The Facilities margin is not comparable due to the Group’s decision to extend to this segment as of January 1, 2004 its margin recognition policy regarding major lump sum turnkey contracts. Onshore-Downstream operating income was up 39.6% and the associated operating margin improved to 4.2% (up from 3.5% achieved during the first nine months of 2003) as steady progress in terms of project execution led to an increased recognition of contract returns. The Industries’ margin was negative due to the non-capitalization of start-up costs of Technip BioPharm in the US as well as difficulties encountered on the execution of a contract in the Middle East.

Net financial charges during the period were stable at EUR 36.5 million as the reduction of the provision for the redemption premium on convertible bonds following their partial repurchase during the first quarter was offset by additional charges related to the Group’s second quarter 2004 Eurobond issue.

Non-operating expenses of EUR 12.2 million were recorded primarily in connection with provisions for restructuring charges in Germany.

Profit before tax for the first nine months of 2004 was up 16.2% to EUR 147.4 million, compared to EUR 126.8 million for the same period the previous year. Income taxes were EUR 51.0 million, reflecting an effective corporate tax rate of 34.6%, a considerable improvement compared to the same period of 2003 (46.1%).

After tax, nine-month 2004 net income pre-goodwill grew by 38.4% to EUR 94.5 million, compared to EUR 68.3 million during the first nine months of 2003. After goodwill amortization of EUR 88.1 million, net income was EUR 6.4 million compared to the EUR 16.2 million loss for the first nine months of 2003.

Nine-month 2004 fully diluted EPS and E/ADS increased 38.8% to EUR 4.04 and USD 1.25, respectively.

Nine-month 2004 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 88.9 million (not audited) compared to EUR 61.2 millions for the first nine months of 2003. The main restatement to reported French GAAP net income is the reversal of goodwill amortization of EUR 88.1 million.

B) Cash Flow Statement

Net cash provided by operating activities during the first nine months of 2004 amounted to EUR 155.6 million. This represents an improvement of EUR 48.5 million compared to the same period of 2003 and was due to higher profitability and reduced working capital. Capital expenditures totaled EUR 49.5 million.

C) Balance Sheet

The Group cut its net debt (excluding the redemption premium on convertible bonds) as of September 30, 2004 to EUR 222 million from EUR 545 million as of September 30, 2003.

As a result, the Group achieved a net gearing ratio at the end of September 2004 of 12.0%, compared to 27.8% one year earlier.

Third Quarter 2004

Quarterly revenues were EUR 1,304 million, a 3.7% increase compared to EUR 1,257 million during the same period one year ago. Offshore revenues were up 4.2% while Onshore-Downstream revenues grew 8.3% year-on-year.

EBITA amounted to EUR 75.3 million, up 3.6% compared to EUR 72.7 million registered during the third quarter of 2003. The quarterly EBITA margin for the SURF activity was up 300 basis points to 12.4% (versus 9.4% one year ago) while the Onshore-Downstream EBITA margin improved to 4.3% from 3.4%. At the Group level, the EBITA margin was 5.8%.

Net financial costs were up 12.6% at EUR 16.1 million due to additional charges related to the Group’s Eurobond issue.

Non-operating charges were EUR 5.1 million compared to EUR 5.6 million for the same period one year ago.

Profit before tax was EUR 54.1 million, 2.5% above the EUR 52.8 million recorded during the third quarter of 2003.

Net-income pre-goodwill of EUR 34.7 million was 9.8% higher than the EUR 31.6 million recorded during the third quarter of 2003.

Net income was a profit of EUR 5.1 million compared to a net profit of EUR 2.3 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were EUR 1.53 and USD 0.48, respectively.

Net income reconciled to U.S. GAAP amounted to EUR 28.8 million (not audited).

During the third quarter of 2004, the change in working capital was EUR (82.5) million.

Additional information on our nine-month 2004 accounts is available in the following annexes as well as on our website.

This press release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; interest rate fluctuations; currency fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and stability in developing countries.

The risk factors described in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004 could affect our future results, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report are made only as of the date of this annual report. We cannot assure you that projected results or events will be achieved. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Group Website:	www.technip.com

Technip’s shares trade on the following exchanges:

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Not Audited

Euros in Millions	Third Quarter		Nine Months

(EPS in Euros; E/ADS in US Dollars)	2004	2003	2004	2003

Revenues	1,303.5	1,256.5	3,824.5	3,419.7
Cost of Sales	(1,199.6)	(1,154.2)	(3,540.7)	(3,162.5)
Depreciation of Fixed Assets	(28.6)	(29.6)	(87.7)	(87.8)

Income from Operations(1)	75.3	72.7	196.1	169.4

Financial Result	(12.2)	(9.8)	(28.1)	(24.2)
Provision for Redemption Premium on Convertible Bonds	(3.9)	(4.5)	(8.4)	(12.6)
Non-Operating Income(Loss)	(5.1)	(5.6)	(12.2)	(5.8)

Profit Before Tax(1)	54.1	52.8	147.4	126.8

Income of Equity Affiliates	0.1	-	0.9	0.5
Minority Interests	(0.5)	(0.1)	(2.8)	(0.6)
Income Tax	(19.0)	(21.1)	(51.0)	(58.4)

Net Income pre-Goodwill	34.7	31.6	94.5	68.3

Goodwill Amortization	(29.6)	(29.3)	(88.1)	(84.5)

Net Income	5.1	2.3	6.4	(16.2)

Net Income before Non-Operating Items(1)	39.8	37.2	106.7	74.1

Fully Diluted Adjusted EPS(2)	1.53	1.40	4.04	2.91

Fully Diluted Adjusted E/ADS(3)	0.48	0.43	1.25	0.90

(1) Income from Operations (EBITA), Profit before Tax and Net Income before Non-Operating Items are all calculated before goodwill amortization. These data are used for informational purposes only. They allow, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP that do not allow the goodwill amortization.
(2) Fully diluted EPS is calculated based upon net income before non-operating items and goodwill amortization plus specific financial charges associated with the Group’s convertible bond issue. The number of fully diluted shares (29,458,645 as of September 30, 2003 and 29,016,516 as of September 30, 2004) includes those that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. Accordingly, the post tax financial costs and the provision for the redemption premium (EUR 3.9 million and EUR 4.6 million for the third quarters of 2003 and 2004, respectively, and EUR 11.6 million and EUR 10.5 million for the first nine months of 2003 and 2004, respectively) are added back.
(3) E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2417 as of September 30, 2004. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED STATEMENT OF CASH FLOWS
Not Audited

Euros in Millions	Nine Months

	2004		2003

Net Income	6.4		(16.2)
Depreciation of Property, Plants & Equipment	87.7		87.8
Goodwill Amortization	88.1		84.5
Provision for Redemption Premium on Convertible Bonds	8.4		12.6
Net Loss (Gain) on the Disposal of Fixed Assets	(5.6)		(0.4)
Deferred Income Tax & Non-Current Provisions	(15.2)		9.7
Minority Interests and Other	1.9		0.6

Cash from Operations	171.7		178.6

Change in Working Capital	(16.1)		(71.5)

Net Cash Provided by (Used in) Operating Activities		155.6		107.1

Capital Expenditures	(49.9)		(80.1)
Proceeds from Assets Disposals	3.7		10.5
Other Cash Provided by (Used in) Investment Activities	14.1		(8.5)
Change in Scope of Consolidation	(17.4)		--
Aker Deepwater Acquisition Price Reduction	--		31.4

Net Cash Provided by (Used in) Investment Activities		(49.5)		(46.7)

Increase (Decrease) in Debt	431.8		(5.0)
Repurchase of Outstanding Shares	(21.6)		--
Dividends Paid	(81.7)		(77.3)
Capital Increase	24.4		--

Net Cash Provided by (Used in) Financing Activities		352.9		(82.3)

Foreign Exchange Translation Adjustment		2.9		(22.0)

Net Increase (Decrease) in Cash and Cash Equivalents		461.9		(43.9)

Cash and Cash Equivalents as of December 31 (prior year)	892.4		741.1
Cash and Cash Equivalents as of September 30	1,354.3		697.2

		(461.9)		43.9

ANNEX III
CONSOLIDATED BALANCE SHEET
French GAAP
Not Audited

Euros in Millions	Sept 30, 2004	June 30, 2004	Dec 31, 2003*	Sept 30, 2003

ASSETS
Non-Current Assets	3,142	3,179	3,246	3,284
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,787	6,177	6,442	6,233
Premium for Redemption of Convertible Bonds	37	41	52	57
Receivables & Other Current Assets, net	1,634	1,647	1,376	1,600
Cash & Cash Equivalents	1,354	1,406	892	697
TOTAL ASSETS	12,954	12,450	12,008	11,871

Liabilities & Shareholders’ Equity
Shareholders’ Equity	1,848	1,856	1,938	1,960
Minority Interests	11	11	9	11
Provisions	329	340	324	320
Financial Debt	1,576	1,598	1,129	1,242
Premium for Redemption of Convertible Bonds	76	76	85	87
Progress Payments on Contracts	7,373	6,916	7,048	6,833
Other Liabilities	1,741	1,653	1,475	1,418
Total Liabilities & Shareholders’ Equity	12,954	12,450	12,008	11,871

* Audited

Nine-Month 2004 Changes in Shareholders’ Equity

Euros in Millions

Shareholders’ Equity as of December 31, 2003	1,938.0

Net Income – Nine-Month 2004	6.4

Capital Increase Associated with Employee Share Participation Program	24.4

Dividend Payment	(81.7)

Treasury Stock	(21.6)

Foreign Exchange Translation and Other Adjustments	(18.0)

Shareholders’ Equity as of September 30, 2004	1,847.5

ANNEX IV
REVENUES, EBITDA & EBITA
Not Audited
Euros in Millions	Revenues by Branch

	Third Quarter			Nine Months

	2004	2003	Change	2004	2003	Change

Offshore	627	602	4.2%	1,852	1,592	16.3%
SURF	357	372	-4.1%	1,073	943	13.8%
Facilities	270	230	17.6%	779	649	20.0%
Onshore-Downstream	608	562	8.3%	1,782	1,544	15.4%
Industries	69	93	nc	191	284	nc
Total	1,304	1,257	3.7%	3,825	3,420	11.8%

Euros in Millions	Revenues by Region

	Third Quarter			Nine Months

	2004	2003	Change	2004	2003	Change

Europe, Russia, C. Asia	405	326	24.2%	914	873	4.7%
Africa, Middle-East	587	590	-0.5%	1,890	1,454	30.0%
Asia Pacific	115	60	91.7%	311	245	26.9%
Americas	197	281	nc	710	848	nc
Total	1,304	1,257	3.7%	3,825	3,420	11.8%

Euros in Millions	EBITDA by Branch

	Third Quarter			Nine Months

	2004	2003	Change	2004	2003	Change

Offshore	75.7	76.4	-0.9%	198.8	185.3	7.3%
SURF	64.3	55.4	16.1%	172.2	124.5	38.3%
Facilities	11.4	21.0	nc	26.6	60.8	nc
Onshore-Downstream	29.8	23.0	29.6%	85.3	64.4	32.5%
Industries	(1.6)	2.9	nc	(0.3)	7.5	nc
Total	103.9	102.3	1.6%	283.8	257.2	10.3%

Euros in Millions	EBITA by Branch

	Third Quarter			Nine Months

	2004	2003	Change	2004	2003	Change

Offshore	51.1	51.0	0.2%	122.1	109.6	11.4%
SURF	44.4	35.1	26.5%	107.9	63.7	69.4%
Facilities	6.7	15.9	nc	14.2	45.9	nc
Onshore-Downstream	26.1	19.3	35.2%	75.4	54.0	39.6%
Industries	(1.9)	2.4	nc	(1.4)	5.8	nc
Total	75.3	72.7	3.6%	196.1	169.4	15.8%

nc: not comparable

ANNEX V
ORDER INTAKE & BACKLOG
Not Audited

Euros in Millions	Order Intake by Branch

	Third Quarter			Nine Months

	2004	2003	Change	2004	2003	Change

Offshore	395	691	-42.8%	1,689	3,148	-46.4%
SURF	307	580	-47.1%	1,068	2,008	-46.8%
Facilities	88	111	-20.4%	621	1,140	-45.6%
Onshore-Downstream	321	681	-52.9%	902	2,286	-60.5%
Industries	30	112	nc	124	228	nc
Total	746	1,484	-49.7%	2,715	5,662	-52.0%

Euros in Millions	Backlog by Branch

	Sept 30 2004	June 30 2004	Sept 30 2003

Offshore	2,647	2,877	3,140
SURF	1,808	1,856	2,117
Facilities	839	1,021	1,023
Onshore-Downstream	2,909	3,157	4,081
Industries	261	300	305
Total	5,817	6,334	7,526

Euros in Millions	Backlog by Region

	Sept 30 2004	June 30 2004	Sept 30 2003

Europe, Russia, C. Asia	1,023	1,189	1,232
Africa, Middle East	3,231	3,503	4,761
Asia Pacific	594	581	616
Americas	969	1,061	917
Total	5,817	6,334	7,526

Euros in Millions	Estimated Backlog Scheduling at September 30, 2004

	Offshore	Onshore- Downstream	Industries	Group

For 2004	633	570	67	1,270
For 2005	1,443	1,574	171	3,188
For 2006 and Beyond	571	765	23	1,359
Total	2,647	2,909	261	5,817

nc: not comparable

ANNEX VI
TREASURY & EXCHANGE RATES
Not Audited

Euros in Millions	Treasury / Financial Debt

	Sept 30 2004	Dec 31 2003	Sept 30 2003

Marketable Securities	761	110	108
Cash	593	782	589
Cash & Cash Equivalents (A)	1,354	892	697
Short Term Debt	188	226	321
Long Term Debt	1,388	903	921
Gross Debt (B)	1,576	1,129	1,242
Net Financial Debt * (B – A)	222	237	545

* Does not include the redemption premium on the convertible bonds.

Euro vs. Foreign Exchange Conversion Rates

	Statement of Income			Balance Sheet

	Sept 30 2004	Mar 31 2004	Sept 30 2003	Sept 30 2004	Mar 31 2004	Sept 30 2003

USD	1.23	1.25	1.11	1.24	1.22	1.17
GBP	0.67	0.68	0.69	0.69	0.67	0.70

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 18, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control